November 5, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie

Tonya Aldave

Lyn Shenk

Steve Kim

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.
Amendment No. 1 to Registration Statement on Form S-1, filed October 27, 2014
File No. 333-199394

Dear Mr. Dobbie:

On behalf of The Habit Restaurants, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated November 3, 2014, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on October 27, 2014.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

United States Securities and Exchange Commission

November 5, 2014

General

1. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response to Comment 1:

The Company has revised Amendment No. 2 to include the dealer prospectus delivery obligation on the outside back cover of the prospectus. Please see the outside back cover.

2. We note you intend to use a portion of the proceeds for the repayment of a bridge loan. Please revise to disclose the interest rate and maturity of the bridge loan. See Instruction 4 to the Instructions to Item 504 of Regulation S-K.

Response to Comment 2:

The Company has revised Amendment No. 2 to disclose the interest rate and maturity of the bridge loan. Please see page 51.

3. Please revise the description of Mr. Allen’s business experience to describe his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response to Comment 3:

The Company has revised Amendment No. 2 to describe Mr. Allen’s business experience during the past five years. Please see pages 116-117.

*    *    *

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 5, 2014

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Ira Fils